October 26, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fluid Media Networks, Inc.
Application for Withdrawal of Registration Statement on Form S-4
File No. 333-144658

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Fluid Media Networks, Inc. (the “Company”) hereby submits its application to withdraw its registration statement including all exhibits (the “Registration Statement”) on Form S-4 (File No. 333-144658).  The Registration Statement was filed on July 17, 2007.  The Registration Statement has not become or been declared effective.  No securities have been sold in connection with the Registration Statement.  The registrant may undertake a private offering in reliance on Rule 155(c) under the Securities Act following the withdrawal of the Registration Statement.

Please fax a copy of the written order as soon as it is available to the Company’s counsel, Jenny Chen-Drake at (866) 599-4833.  It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter or require further information, please call Ms. Chen-Drake at (213) 629-6000.

Sincerely, /s/ Justin F. Beckett Justin F. Beckett Chief Executive Officer and President